UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

iMergent, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45247Q100

(CUSIP Number)

November 1, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 45247Q100
1 NAME OF REPORTING PERSON Steven G. Mihaylo I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 590,000
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 590,000
8 SHARED DISPOSITIVE POWER 0
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 590,000
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12 TYPE OF REPORTING PERSON IN

This statement is filed with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”) of iMergent, Inc. (the “Issuer”) beneficially owned by Steven G. Mihaylo as of November 1, 2006 and amends and supplements the Schedule 13G filed September 8, 2006 (the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

Item 4.	Ownership:

(a) Amount beneficially owned:
590,000 shares of Common Stock.

(b) Percent of class:
4.8% (based on 12,289,410 shares of Common Stock outstanding as of September 29, 2006 as reported in the Issuer’s Form DFAN 14A filed with the Securities and Exchange Commission on October 10, 2006.)

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 590,000 shares of Common Stock.

(ii) Shared power to vote or to direct the vote 0 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of 590,000 shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of 0 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2006
/s/ Steven G. Mihaylo STEVEN G. MIHAYLO

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